Exhibit 99.69

Titan Launches Processing Facility for U.S. Natural Flake Graphite Production in New York

First U.S.-Sourced and Processed Natural Graphite Since 1956 to Support National Security and Supply Chain Resilience

Vancouver, BC – May 20, 2025 – Titan Mining Corporation (TSX: TI, OTCQB: TIMCF) (“Titan” or the “Company”) is pleased to announce the launch of construction of its fully permitted commercial demonstration facility (the “Facility”) for natural flake graphite, co-located at its Empire State Mine (“ESM”) in St. Lawrence County, New York. This milestone will enable the first end-to-end production of U.S. mined and processed natural flake graphite in nearly 70 years and represents a key step toward restoring domestic supply of a mineral critical to both national security and energy independence.

Highlights:

●	Facility will enable first mined and refined U.S. natural flake graphite production since 1956
●	Fully permitted Facility leveraging existing zinc mill and infrastructure
●	Engineering complete, procurement underway with commissioning due in H2 2025
●	Initial capacity to process 60,000 tonnes/year of feed from the Kilbourne Project (“Kilbourne”), producing 1,000–1,200 tonnes/year of graphite concentrate
●	Qualification sales to U.S. defense and industrial customers expected in early 2026
●	Targeting production capability of 40,000 tonnes, to satisfy large majority of US natural flake graphite demand
●	Public-private partnership with the St. Lawrence County Industrial Development Agency (“SLCIDA”) and the Development Authority of the North Country (“DANC”), which provided equipment financing and workforce support
●	Preliminary Economic Assessment (“PEA”) for Kilbourne expected in H2 2025

Don Taylor, CEO of Titan commented: “This launch underscores the scalability and optionality of our district. Plans to produce both zinc and graphite on one site uniquely positions us to deliver critical materials from a single, fully permitted platform with established infrastructure.”

Rita Adiani, President of Titan commented: “This facility is a critical first step toward restoring domestic production of a mineral essential to our national security and energy independence. We’re proud to begin construction of a facility that will bring U.S. natural graphite back online and provide a secure, transparent, and ethical source of supply.”

Congresswoman Elise Stefanik, Chair of the House Republican Conference, commented: I’m proud to support Titan’s new graphite processing facility in St. Lawrence County—the first U.S.-sourced and processed natural graphite since 1956. This is a major step for national security, supply chain resilience, and jobs right here in New York’s North Country. I’ll continue fighting to strengthen American energy and critical mineral independence.”

Patrick J. Kelly, CEO of the St. Lawrence County Industrial Development Agency commented: “St. Lawrence County is fortunate to have tremendous natural resources, a dedicated and skilled workforce, and world-class companies like Titan as partners in our development efforts.  We are excited to be part of this milestone commercial demonstration facility and look forward to working with Titan on the continued growth of the Empire State Mines operations.”

Carl E. Farone Jr. Executive Director, Development Authority of the North Country commented: “The North Country is fortunate to have Empire State Mines be one of the first in the country to mine & process natural flake graphite, and we are pleased to be able to support their Facility and the jobs it will create.”

Project Overview & Next Steps

As outlined in the press release dated January 16, 2025, the Facility is designed to process approximately 60,000 tonnes per year of graphite-bearing material from Kilbourne, producing 1,000–1,200 tonnes per year of graphite concentrate for customer qualification. The project is fully permitted and on track to commence commissioning in H2 2025, with initial sales expected in early 2026 to U.S. defense and industrial customers.

This launch is the first phase of Titan’s long-term strategy to scale production. Subject to customer demand, further technical studies and capital availability, Titan is targeting an expansion to a 40,000 tonnes/year Facility, positioning the Company to become a leading U.S. supplier of natural flake graphite, capable of meeting a significant part of domestic demand.

The Company is currently completing a PEA for the Kilbourne graphite project, with results expected in the second half of 2025. Titan will continue to operate the Facility to progress product qualifications in parallel with technical and economic studies, ensuring production is scaled appropriately with secured offtake agreements in place before major capital commitments are made.

Construction of the Facility is supported through equipment financing from SLCIDA and DANC, with Titan committing to maintain at least 135 full-time jobs and creating 5 new positions.

About Titan Mining Corporation

Titan is an Augusta Group company which produces zinc concentrate at its 100%-owned Empire State Mine located in New York state. Titan’s goal is to deliver shareholder value through operational excellence, development and exploration. We have a strong commitment towards developing critical minerals assets which enhance the security of the domestic supply chain. For more information on the Company, please visit our website at www.titanminingcorp.com

Contact

For further information, please contact: Investor Relations: Email: info@titanminingcorp.com

Cautionary Note Regarding Forward-Looking Information

Certain statements and information contained in this new release constitute “forward-looking statements”, and “forward-looking information” within the meaning of applicable securities laws (collectively, “forward-looking statements”). These statements appear in a number of places in this news release and include statements regarding our intent, or the beliefs or current expectations of our officers and directors, including that this milestone will enable the first end-to-end production of U.S. mined and processed natural flake graphite since 1956 and represents a key step toward restoring domestic supply of a mineral critical to both national security and energy independence; specifications of the Facility; qualification sales to U.S. defense and industrial customers expected in early 2026; targeting production capability to satisfy large majority of US natural flake graphite demand; PEA for Kilbourne expected in H2 2025; plans to produce both zinc and graphite on one site uniquely positions us to deliver critical materials from a single, fully permitted platform with established infrastructure; that we will bring U.S. natural graphite back online and provide a secure, transparent, and ethical source of supply; the project is on track to commence commissioning in H2 2025; Titan is targeting an expansion to a 40,000 tonnes/year Facility, positioning the Company to become a leading U.S. supplier of natural flake graphite; and that Titan will continue to operate the Facility to progress product qualifications in parallel with technical and economic studies, ensuring production is scaled appropriately with secured offtake agreements in place before major capital commitments are made. When used in this news release words such as “to be”, “will”, “planned”, “expected”, “potential”, and similar expressions are intended to identify these forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements and/or information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to vary materially from those anticipated in such forward-looking statements, including risks relating to cost increases for capital and operating costs; risks of shortages and fluctuating costs of equipment or supplies; risks relating to fluctuations in the price of zinc and graphite; the inherently hazardous nature of mining-related activities; potential effects on our operations of environmental regulations in New York State; risks due to legal proceedings; risks related to operation of mining projects generally and the risks, uncertainties and other factors identified in the Company’s periodic filings with Canadian securities regulators. Such forward-looking statements are based on various assumptions, including assumptions made with regard to our forecasts and expected cash flows; our projected capital and operating costs; our expectations regarding mining and metallurgical recoveries; mine life and production rates; that laws or regulations impacting mining activities will remain consistent; our approved business plans; our mineral resource estimates and results of the PEA; our experience with regulators; political and social support of the mining industry in New York State; our experience and knowledge of the New York State mining industry and our expectations of economic conditions and the price of zinc and graphite; demand for graphite; exploration results; the ability to secure adequate financing (as needed); the Company maintaining its current strategy and objectives; and the Company’s ability to achieve its growth objectives. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.

3